[Reference Translation]

February 25, 2025

To Whom It May Concern:

Company Name:	TOYOTA MOTOR CORPORATION

Name and Title of Representative:	Koji Sato, President

(Code Number:7203;

Prime of Tokyo Stock Exchange and

Premier of Nagoya Stock Exchange)

Name and Title of Contact Person:	Yoshihide Moriyama,

General Manager,

Capital Strategy & Affiliated Companies

Finance Div.

(Telephone: +81-565-28-2121)

Notification of Change of Representative Directors

At the Board of Directors meeting held on February 25, 2025, Toyota Motor Corporation (“TMC”) informally decided the following changes regarding our representative directors.

1. Changes in Duties and Responsibilities of Directors Effective the Date of the 121st Ordinary General Shareholders’ Meeting

Name	Current	New
Shigeru Hayakawa	Vice Chairman of the Board of Directors (Representative Director)	—

Hiroki Nakajima	• Member of the Board of Directors • Executive Vice President • Chief Technology Officer	• Executive Vice President, Member of the Board of Directors (Representative Director) • Chief Technology Officer

Yoichi Miyazaki	• Member of the Board of Directors • Executive Vice President • Chief Financial Officer • Chief Competitive Officer • Business Planning & Operation (President)	• Executive Vice President, Member of the Board of Directors (Representative Director) • Chief Financial Officer • Chief Competitive Officer

[Reason for Changes]

The changes in the position of the Directors are a result of changes in the authority of representation.

The formal appointment of members of the Board of Directors will be formalized after approval at the 121st Ordinary General Shareholders’ Meeting. The formal assignment of board members with specific titles, and the appointment of board members with the legal status to represent TMC (representative directors), will be made at the Board of Directors meeting following the 121st Ordinary General Shareholders’ Meeting. The resignation of board members leaving their current posts will become official on the day of the 121st Ordinary General Shareholders’ Meeting.

Regarding of the changes in areas of responsibility for executives, please refer to the “TMC Announces Executive and Senior Professional / Senior Management Employee Changes, effective April 1 and The Structure of Board of Directors following the 121st Ordinary General Shareholders’ Meeting” that TMC announced today.

2. Biography of the New Representative Director Nominees

Name:	Hiroki Nakajima

Date of Birth:	April 10, 1962

Education:

Mar. 1987	Master’s degree in engineering, Kyoto University

Business Experience:

Apr. 1987	Joined Toyota Motor Corporation (TMC)

Jan. 2005	Chief Engineer, ZC, TOYOTA Development Center 2 - In charge of iQ

Jun. 2008	Chief Engineer, Toyota Passenger Vehicle Development Center 2 - In charge of compact vehicles

Sep. 2011	Chief Engineer, Product Planning Group - In charge of IMV

Apr. 2014	Executive General Manager

Apr. 2015	Managing Officer

Jan. 2020	Operating Officer

Jan. 2020	President, Mid-size Vehicle Company

Feb. 2021	President, CV Company

Apr. 2023	Operating Officer, Executive Vice President

Apr. 2023	Chief Technology Officer (current)

Jun. 2023	Member of the Board of Directors, Operating Officer, Executive Vice President (current)

Number of TMC Common Shares Owned:

70,700 shares (as of Sep. 30, 2024)

Name:	Yoichi Miyazaki

Date of Birth:	October 19, 1963

Education:

Mar. 1987	Bachelor’s degree in economics, Kanagawa University

Business Experience:

Apr. 1986	Joined Toyota Motor Corporation (TMC)

Jan. 2012	General Manager, Sales Operation Planning Division

Apr. 2015	Managing Officer

Jan. 2019	Operating Officer

Apr. 2022	Operating Officer (current system)

Apr. 2022	Chief Competitive Officer (current)

Apr. 2022	President, Business Planning & Operation (current)

Apr. 2023	Operating Officer, Executive Vice President

Apr. 2023	Chief Financial Officer (current)

Jun. 2023	Member of the Board of Directors, Operating Officer, Executive Vice President (current)

Number of TMC Common Shares Owned:

95,294 shares (as of Sep. 30, 2024)

-End